SEC File No. 82-4364

ROLY INTERNATIONAL HOLDINGS LTD.
(incorporated in Bermuda with limited liability)

18 June 2002

BY EXPRESS MAIL

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

02042217

SUPPL

02 JUN 27 AM 11:12

Dear Sirs

Roly International Holdings Ltd.
- NOTICE OF SPECIAL GENERAL MEETING

Please be advised that the attached announcement regarding the above matter was submitted to the Singapore Exchange Securities Trading Limited on 15 June 2002 respectively.

Should you have any queries regarding the above matters, please do not hesitate to contact the undersigned at Tel: (852) 2941 8888 or Fax: (852) 2739 8010.

Yours faithfully
For and on behalf of
Roly International Holdings Ltd.

PROCESSED
JUL 0 1 2002
THOMSON
FINANCIAL

Brenda Cheung
Company Secretary

Encl.

dlw 6/28

22/F. - 24/F., CITY LANDMARK I, 68 CHUNG ON STREET, TSUEN WAN, HONG KONG.

ROLY INTERNATIONAL HOLDINGS LTD

NOTICE OF SPECIAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that a Special General Meeting ("SGM") of Roly International Holdings Ltd. ("Company") will be held at 9 Raffles Place, #12-01, Republic Plaza, Singapore 048619 on Tuesday, 2 July 2002 at 2.00 p.m. for the purpose of considering and, if thought fit, passing the following resolution as an ordinary resolution with or without any modification:

ORDINARY RESOLUTION - CHANGE OF AUDITORS

THAT:

(i) the resignation of Arthur Andersen & Co, Hong Kong as auditors of the Company be and is hereby accepted with immediate effect; and

(ii) PricewaterhouseCoopers, Hong Kong be and are hereby appointed auditors of the Company to fill the vacancy and to hold office until the conclusion of the next annual general meeting at a fee to be agreed with the directors.

By Order of the Board

Cheung Hoi Yin, Brenda
Company Secretary

15 June 2002

Notes:

1. With the exception of The Central Depository (Pte) Limited ("CDP") who may appoint more than two proxies, any member of the Company entitled to attend and vote at the SGM is entitled to appoint no more than two proxies to attend and vote on his behalf. A proxy need not be a member of the Company.

2. Subject to paragraph 3 below, to allow persons whose names are listed on the Depository Register (individually a "Depositor" and collectively the "Depositors") maintained by CDP as at 28 June 2002 ("Cut-Off Date") to attend the SGM, arrangements will be made for CDP to automatically issue a proxy form appointing each of the Depositors and, in relation to each of the Depositors, in respect of such number of shares of the Company set out opposite their respective names in the Depository Register maintained by CDP as at the Cut-Off Date, as its proxy/proxies to attend and vote at the SGM. Accordingly, a Depositor who wishes to attend and vote in person at the SGM can do so without having to submit the Depositor Proxy Form (defined below), provided that a Depositor who is a corporation and who wishes to attend the SGM must submit the Depositor Proxy Form for the appointment of person(s) to attend and vote at the SGM on its behalf.

3. If a Depositor wishes to appoint person(s) other than the Depositor to attend and vote at the SGM in his stead, the Depositor should complete and submit the proxy form attached to this notice and despatched to Depositors ("Depositor Proxy Form"). If a Shareholder, who is not a Depositor, wishes to appoint person(s) other than the Shareholder to attend and vote at the SGM in his stead, the Shareholder should complete and submit the proxy form despatched to Shareholders who are not Depositors ("Shareholder Proxy Form"). To be effective, the Depositor Proxy Form or the Shareholder Proxy Form must be deposited at the office of the Company's Singapore share transfer agent, M & C Services Private Limited, at 138 Robinson Road, #17-00, The Corporate Office, Singapore 068906, not less than 48 hours before the time appointed for the SGM or its adjournment thereof.